

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 17, 2007

Michael Hill
Chief Executive Officer and Director
CommercePlanet, Inc.
30 S. La Patera Lane, Suite 8
Goleta, CA 93117

Re: **CommercePlanet, Inc.**
         Registration Statement on Form SB-2
         As amended on May 9, 2007
         File no. 333-141375

Dear Mr. Hill:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.   We note the revisions you made to the table beginning on page 38. Although we note your response that all the information requested is already included in the accompanying narrative, the tables requested are designed to make the lengthy narrative disclosure much more transparent to investors. Please continue to revise the table so that a reader can more easily compare the amount of cash received by the company in your past debt financings with eFund with the amount of cash and securities paid to eFund. In this regard, it is difficult to determine how you arrived at some of the values in the table. For

example, please explain why you show no interest payments in the table when, with one exception, the various notes accrued interest at rates ranging from 6% to 10%. As another example, please explain how you arrived at the value of shares issued as payment on the notes. In this regard, since the conversion price on the debentures was based upon a 25% discount to the market price prior to conversion, the market price of the shares issued should be greater than the principal amount converted. Furthermore, the cost to the company and potential profit to eFund from the December 18, 2005 debt restructuring are not apparent.

2.   In addition, please provide a separate table that shows the summary information for each debt financing with eFund that is set forth in prior comment 13 of our letter dated March 28, 2007:

- The gross proceeds paid to you in each transaction (i.e., the face value of each debt financing);
- The total payments that you made in connection with each transaction, excluding the repayment of principal. See prior comment 12 of our letter dated March 28, 2007. Note that this amount would include discounts on the notes, interest paid and the value of the warrants issued in connection with each transaction;
- The resulting net proceeds to you, consisting of the amount of the first bullet point minus the payments in the second bullet point;
- The total potential profit realized by eFund for each debt financing as a result of any conversion discounts, calculated by totaling the market price of all the shares issued upon conversion and subtracting the total conversion price of all the shares issued upon conversion of the note;
- The percentage that results from dividing
  - the total potential profit realized by eFund for each debt financing as a result of any conversion discounts, by
  - the net proceeds to you from each debt financing,
  as well as the amount of that resulting percentage averaged over the term of the convertible notes; and
- A row including totals for each column.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 if you have any questions regarding our comments.

Sincerely,

Larry Spirgel
Assistant Director

cc: Amy M. Trombly, Esq.
       Via facsimile (617) 663-6164